Filed Pursuant to Rule 424(b)(3)

Registration No. 333-198305

MOODY NATIONAL REIT II, INC.

SUPPLEMENT NO. 4 DATED AUGUST 10, 2017

TO THE PROSPECTUS DATED JUNE 12, 2017

This document supplements, and should be read in conjunction with, our prospectus dated June 12, 2017, as supplemented by Supplement No. 3, dated June 12, 2017 relating to our offering of up to $1,100,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 4 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 4 is to disclose an amendment of our merger agreement with Moody National REIT I, Inc, or Moody I.

Amendment to the Merger Agreement

As previously disclosed, on November 16, 2016, we, Moody National Operating Partnership II, LP, or our operating partnership, Moody Merger Sub, LLC, or merger sub, our wholly-owned subsidiary, Moody National Advisor II, LLC, our advisor, Moody I, Moody National Operating Partnership I, L.P., or Moody I OP, the operating partnership of Moody I and Moody National Advisor I, LLC, or Moody I Advisor, entered into an agreement and plan of merger, which we refer to as the merger agreement. Pursuant to the merger agreement, (i) Moody I will merge with and into merger sub, which we refer to as the REIT Merger, with merger sub surviving the REIT Merger and continuing as our wholly-owned subsidiary and (ii) our operating partnership will merge with and into Moody I OP, which we refer to as the partnership merger, with Moody I OP surviving the partnership merger as the surviving partnership.

In addition, subject to the terms and conditions of the merger agreement, at the effective time of the partnership merger, each outstanding unit of limited partnership interest in Moody I OP will be automatically cancelled and retired, and converted into the right to receive a number of units of limited partnership interest in the surviving partnership equal to an exchange ratio subsequently determined by the parties to the merger agreement to be 0.41. Each unit of limited partnership interest in Moody I OP designated as a special partnership unit pursuant to Moody I OP’s limited partnership agreement will be automatically cancelled and retired and shall cease to exist, and no consideration shall be paid, nor, except as expressly provided in that certain termination agreement described in the merger agreement, shall any other payment or right inure or be made with respect thereto in connection with or as a consequence of the partnership merger. Each outstanding unit of limited partnership interest in our operating partnership will remain outstanding as one unit of equity ownership in the surviving partnership, and each unit designated as a special partnership unit pursuant to the limited partnership agreement of our operating partnership will remain outstanding as one special unit in the surviving partnership.

On August 9, 2017, the parties to the merger agreement entered into Amendment No. 1 to the merger agreement, or the amendment. Pursuant to the amendment, the terms of the partnership merger are amended such that Moody I OP will merge with and into our operating partnership, with our operating partnership surviving the partnership merger as the surviving partnership. The effects of the partnership merger set forth in the immediately preceding paragraph remain unchanged.

In addition to the foregoing, the amendment also clarifies that the name of the entity surviving the REIT Merger will continue to be named “Moody Merger Sub, LLC.”